SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

22nd September 2006

CRH public limited company

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

CRH 2006 interim dividend scrip documentation

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-            .

CRH plc	Registered Office
The International Building	42 Fitzwilliam Square
Materials Group	Dublin 2
Ireland
—
TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh42@crh.com
WEBSITE
www.crh.com
Registered in Dublin No. 12965
—
DIRECTORS:
P.J. Molloy Chairman
W.I. O’Mahony Chief Executive
D.W. Doyle N. Hartery T.W. Hill (USA) J.M. de Jong (Dutch) D.M. Kennedy M. Lee K. McGowan T.V. Neill D.N. O’Connor
J.M.C. O’Connor
Secretary A. Malone

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser immediately.

If you no longer hold any Ordinary Shares in CRH plc, you should consult the stockbroker, bank or other agent through or by whom the sale or transfer was effected without delay.

21st September 2006

To the holders of Ordinary Shares.

SCRIP DIVIDEND OFFER IN RESPECT OF THE INTERIM DIVIDEND OF 13.50 CENT PER SHARE TO BE PAID ON 3rd NOVEMBER 2006

Dear Shareholder,

The choice of taking New Shares rather than cash is again being offered to Shareholders in respect of the interim dividend of 13.50 cent per share to be paid on the Ordinary Shares on 3rd November 2006.

The price of one New Share will be €27.12. Accordingly, your entitlement will be one New Share for every 251.111111 Ordinary Shares held where dividend withholding tax applies and for every 200.888889 Ordinary Shares held where the withholding tax does not apply. Details of the calculation of the price of a New Share are set out overleaf under “Basis of Calculation”.

The opportunity to receive New Shares instead of a cash dividend enables Shareholders to increase their shareholding in CRH without incurring dealing costs or stamp duty.

The offer is made under the Terms and Conditions of the Scrip Dividend Scheme, as set out in a booklet dated September 2002, which has been sent to all Shareholders. You are advised to consider carefully the Terms and Conditions before making a decision. In particular, your attention is drawn to Section 3 of the booklet which summarises the likely tax consequences. If you require an additional copy of the booklet please contact Capita Corporate Registrars Plc at +353 1 810 2400.

Full details of the options available and the action to be taken are set out in the enclosed Election and Mandate Form or Notice of Entitlement.

Yours faithfully,

P.J. Molloy

Chairman

PARTICULARS OF THE SCRIP DIVIDEND OFFER IN RESPECT OF THE INTERIM DIVIDEND FOR THE

YEAR ENDING 31st DECEMBER 2006

1.	Basis of Calculation

Shareholders on the Register on 8th September 2006, the Record Date, will be entitled to participate in the Scrip Dividend Offer based on their holding of Ordinary Shares at that date.

The entitlement to New Shares has been calculated on the basis of the interim dividend of 13.50 cent per Ordinary Share and a value for each New Share of €27.12. The value of a New Share has been calculated by reference to the average of the middle market quotations for the Ordinary Shares as derived from the Irish Stock Exchange Daily Official List for each of the three business days commencing on 6th September 2006, being the day on which the Ordinary Shares were first quoted ex-dividend. The entitlement is one New Share for every 251.111111 Ordinary Shares held where dividend withholding tax applies and for every 200.888889 Ordinary Shares held where the withholding tax does not apply.

Fractions of a New Share will not be allotted. An election to receive New Shares which gives rise to a fractional entitlement will be rounded up to the nearest whole New Share.

The Scrip Dividend Offer is subject to admission, for which application will be made, of the New Shares to (a) the Official Lists of the Irish Stock Exchange and the U.K. Listing Authority and (b) trading on the London Stock Exchange’s market for listed securities. The New Shares will, on issue, rank pari passu in all respects with the existing Ordinary Shares and will be entitled to rank for all subsequent dividends. Such shares may be held in certificated or uncertificated form.

If, in respect of the interim dividend, all Shareholders entitled thereto elected to receive New Shares instead of cash, a total of 2,691,939 New Shares would be issued (ignoring any reductions in respect of dividend withholding tax) representing an increase of 0.50% in the Company’s existing issued Ordinary Share Capital. If all Shareholders elected to receive cash the amount payable by the Company would be €73,005,405.98.

2.	Mandate Scheme

A Mandate may only be given in respect of all and not part of a Shareholding. Once a Mandate is effected, it will apply to all subsequently acquired Ordinary Shares, including future New Shares acquired, until revoked in accordance with the Terms and Conditions.

Completed Election and Mandate Forms must be received by Capita Corporate Registrars Plc by 12 noon on 19th October 2006 in order to effect a Mandate in respect of future Scrip Dividend Offers.

Shareholders with a Mandate in place will be notified in writing of each Scrip Dividend Offer and will receive a Notice of Entitlement setting out details of their entitlement to New Shares.

A notice of revocation of a Mandate will take effect from date of receipt by Capita Corporate Registrars Plc, save in respect of a particular Scrip Dividend Offer where it is received after the final date for receipt of such for that dividend, in which case it will apply in respect of all subsequent Scrip Dividend Offers. In the case of the 2006 interim dividend the latest time and date is 12 noon on 19th October 2006.

3.	If you have sold or transferred Ordinary Shares

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 6th September 2006 and those shares are nonetheless included in the number of shares stated in Box A on the Election and Mandate Form or Notice of Entitlement you should immediately consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected.

4.	Timetable of Events

Ordinary Shares quoted ex-dividend	6th September 2006
Record Date for Dividend	8th September 2006
Despatch of this document with Election and Mandate Forms or Notices of Entitlement	21st September 2006
Latest date for receipt of completed Election and Mandate Forms	19th October 2006
Latest date for receipt of notices of revocation	19th October 2006
Despatch of dividend warrants in respect of dividends paid on Ordinary Shares	2nd November 2006
Despatch of definitive Share Certificates for New Shares	2nd November 2006
Dividend payment date	3rd November 2006
CREST accounts credited with New Shares	3rd November 2006
Dealings expected to commence in the New Shares	3rd November 2006

THIS DOCUMENT WHICH IS PERSONAL TO THE SHAREHOLDER(S) NAMED BELOW AND WHICH IS NOT TRANSFERABLE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 6th September 2006 and those Shares are nonetheless included in the number of shares stated in Box A, you should consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected immediately.

CRH plc

Registered in Dublin No. 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2.

2006 INTERIM DIVIDEND - SCRIP DIVIDEND OFFER

Election and Mandate Form or Notice of Entitlement

THE NOTES BELOW EXPLAIN HOW TO DEAL WITH THIS FORM

Box A	Box B	Box C	Box D	Box E
Registered holding of Ordinary Shares on 8th September 2006	Net cash dividend entitlement * €	Maximum number of New Shares to which you are entitled	Number of New Shares which you wish to receive if less than your maximum entitlement shown in Box C	Mark with an “X” to effect a mandate in respect of future dividends

*	Net cash dividend entitlement is shown after the deduction of Dividend Withholding Tax, where applicable.

The Chairman’s Letter dated 21st September 2006 (the “Circular”) and the Terms and Conditions booklet dated September 2002 should be carefully considered before any action is taken. Certain words and expressions defined in the Terms and Conditions bear the same meanings when used in this Election and Mandate Form or Notice of Entitlement, unless the context otherwise requires.

HOW TO DEAL WITH THIS FORM

1	If the words “Already Mandated” are printed across Boxes D and E above, a Mandate to take New Shares instead of cash is already in place, this is a Notice of Entitlement and your options are:

(i)	To receive your maximum entitlement to New Shares in respect of the interim dividend: take no action.

or

(ii)	To receive your dividend in cash: you must revoke the existing mandate in writing. (All joint holders must sign.)

2	If the words “Already Mandated” are not printed across Boxes D and E above, this is an Election and Mandate Form and your options are:

(i)	To receive your maximum entitlement to New Shares instead of cash for the interim dividend: sign and date this Form.

or

(ii)	To receive your maximum entitlement to New Shares in respect of the interim dividend and under any future Scrip Dividend Offer: place an “X” in Box E, sign and date this Form.

or

(iii)	To receive a combination of New Shares and cash in respect of the interim dividend: insert in Box D the number of New Shares you wish to receive (which must be less than the number shown in Box C), sign and date this Form. The interim dividend will be paid in cash in respect of the Ordinary Shares on which no election is made.

or

(iv)	To receive your total interim dividend in cash: take no action. Do not return this Form. The interim dividend will be paid in the usual way.

If you elect to receive New Shares in accordance with 2(i), (ii) or (iii) or if you wish to revoke your Mandate in accordance with 1(ii) your completed Form or your notice of revocation, as the case may be, should be sent to Capita Corporate Registrars Plc, in the prepaid envelope provided, so as to arrive no later than 12 noon on 19th October 2006.

To: The Directors of CRH plc

I/We, being the holder(s), at the close of business on 8th September 2006, of the number of Ordinary Shares in the Company set out in Box A above, hereby give notice that, in lieu of payment in cash in respect of the interim dividend for the year ending 31st December 2006, I/we irrevocably elect to receive an allotment of the number of New Shares shown in Box C above or, if less, the number of New Shares shown in Box D above credited as fully paid on the terms and conditions of the Scrip Dividend Offer, as set out in the Circular, the Terms and Conditions and the Memorandum and Articles of Association of the Company as from time to time varied.

If so indicated in Box E above, I/we wish my/our election to apply in respect of my/our entire holding of Ordinary Shares on the appropriate Record Date(s), for and on the same terms as any Scrip Dividend Offers made to other shareholders until revoked by me/us. Completion of the Mandate by marking Box E automatically replaces any other election.

I/We acknowledge that the Company reserves the right to treat any election not strictly complying with the terms and conditions of the Scrip Dividend Offer as nevertheless valid.

I/We request and authorise the Company to procure my/our name(s) be placed on the Register of Members of the Company as holder(s) of the New Shares and to send to me/us a definitive certificate in respect of the said New Shares for which this application is accepted, by post at my/our risk to the address given above (unless I/we direct otherwise) or, if my/our shares are held in uncertificated form to credit my/our CREST account with the New Shares.

I/We represent and warrant that I am/we are not, and that I am/we are not applying on behalf of, a Non-eligible Shareholder, and am/are not applying with a view to the re-offer, re-sale, transfer or delivery of any of the New Shares which are the subject of this election, directly or indirectly, to or for the benefit of any Non-eligible Shareholder.

Sign here ONLY if you are the person(s) named above.

(1) Signature:	(2) Signature:

(3) Signature:	(4) Signature:

Dated:	Daytime Tel. No.
(in case of queries)

Notes:	1.	All joint holders must sign.
	2.	A corporation should affix its common seal or sign under the hand of a duly authorised official who should state his/her capacity.
	3.	If this Election and Mandate Form is signed under a power of attorney, such power of attorney or a duly certified copy thereof must accompany this form.

All enquiries regarding this Form should be addressed to Capita Corporate Registrars Plc, P.O. Box 7117, Dublin 2. Tel. (01) 8102400, Fax (01) 8102422

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company

(Registrant)

Date: 22nd September 2006	By:	/s/ M. Lee
M. Lee Finance Director